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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                             Alternate Energy corp.
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                                (Name of Issuer)

                                 Common Shares
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                         (Title of Class of Securities)

                                    02146101
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                                 (CUSIP Number)

Blaine Froats, 3325 North Service Road Unit 105, Ontario Canada (905) 332-3110
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 23, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  02146R101


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Blaine Froats, Sean Froats, Marilyn Froats, AEC I, Inc.

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     oo
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
The individuals are citizens of Canada. AEC I is a Nevada Corporation.
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               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           107,970,715
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    107,970,715
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     AEC I, Inc.         104,870,715
     Blaine Froats        52,705,000
     Marilyn Froats        2,506,561
     Sean Froats           6,000,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     45.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

Common Stock
Alternate Energy Corp.
3325 North Service Road
Unit 105
Burlington Ontario L7N 3G2
Canada


ITEM 2. IDENTITY AND BACKGROUND

(a)  Name of Reporting Person:
          Blain Froats

(b)  Business Address:
          3325 North Service Road
          Unit 105
          Burlington Ontario L7N 3G2
          Canada

(c)  Principal Business:
          Mr. Froats is Chairman of the Board of Alternate Energy Corp.

(d) Blaine Froats has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) Blaine Froats has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Canada

(a) Name of Reporting Person:
    Marilyn Froats

(b) Business Address:
    3325 North Service Road
    Unit 105
    Burlington Ontario L7N 3G2
    Canada

(c) Principal Business:
     Mrs. Froats is the Secretary to the Chairman of the Board of Alternate Energy Corp.

(d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) Marilyn Froats has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Canada

(a)  Name of Reporting Person:
     Sean Froats

(b)  Business Address:
     3325 North Service Road
     Unit 105
     Burlington Ontario L7N 3G2
     Canada

(c)  Principal Business:
     Mr. Froats is Secretary and Vice President of Marketing for Alternate Energy Corp.

(d) Sean Froats has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) Sean Froats has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Canada

(a)  Name of reporting person
     AEC I, Inc., a Nevada Corporation

(b)  Business Address:
     3325 North Service Road
     Unit 105
     Burlington Ontario L7N 3G2
     Canada

(d) AEC I has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e) AEC I has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Blaine Froats indirectly owns 50,000,000 shares of the issuer through his 50% ownership in an entity that owns 50,000,000 shares of AEC I, that in turn owns 104,780,815 shares of the Issuer. AEC I intends to make a distribution of its owned shares on a 1 for 1 basis to its shareholders.

         Blaine Froats directly owns 705,000 shares of AEC I and thereby expects to receive an equal number of shares when AEC I distributes such common stock of the Issuer.

         Blaine Froats has options to purchase up to 2 million shares of the Issuer at $.10 per share. He may exercise these options at anytime.

         Marilyn Froats owns 2,408,561 shares of AEC I and thereby expects to receive an equal number of shares when AEC I distributes such common stock of the Issuer.

         Marilyin Froats has options to purchase up to 100,000 shares of the Issuer at $.10 per share. She may exercise these options at any time.

         Sean Froats indirectly owns 50,000,000 shares of the issuer through his 50% ownership in an entity that owns 50,000,000 shares of AEC I, that in turn owns 104,780,815 shares of the Issuer. AEC I intends to make a distribution of its owned shares on a 1 for 1 basis to its shareholders.

         Sean Froats directly owns 5,000,000 shares of AEC I and thereby expects to receive an equal number of shares when AEC I distributes such common stock of the Issuer. Sean Froats has options to purchase up to 1 million shares of the Issuer at $.10 per share. He may exercise these options at anytime. Based upon their majority ownership of AEC I, Marilyin Froats, and Sean Froats have the power to vote the 104,780,815 shares f the issuer held by AEC I. AEC I obtained the shares of the issuer as a result of an asset purchase agreement pursuant to which AEC I sold assets to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

         The acquisition described herein was made for investment purposes. The undersigned has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  See Item 11 and 13 on page 2 hereof.

(b)  See Item 7-10 on page 2 hereof.

(c)  None

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Blaine Froats is married to Marilyn Froats and is the father of Sean Froats. Sean Froats is a director of AEC I, Inc. AEC I has indicated that it intends to distribute the shares it holds (104,870,715) to its shareholders including Blaine, Marilyn and Sean Froats on a 1 for 1 basis. No other agreements or understandings as to the shares exist between the parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 16, 2004
----------------
Date

/s/ Blaine Froats
-----------------------------
Signature
Blaine Froats


March 16, 2004
----------------
Date

/s/ Marilyn Froats
-----------------------------
Signature
Marilyn Froats


March 16, 2004
----------------
Date

/s/ Sean Froats
-----------------------------
Signature
Sean Froats


March 16, 2004
----------------
Date

/s/ Sean Froats
-----------------------------
Signature
Sean Froats/Secretary, AEC I, Inc.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)